UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 July 2010
Commission File No. 001-32846
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CRH public limited company

(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Development Strategy Update

D E V E L O P M E N T   S T R A T E G Y   U P D A T E

7 July 2010

CRH ANNOUNCES FIRST HALF 2010 ACQUISITION AND DEVELOPMENT INITIATIVES TOTALLING EURO 236 MILLION

CRH plc, the international building materials group, today announces 13 acquisitions undertaken during the first half of 2010 at a total cost of €133 million, and the investment of a further €19 million in Yatai Cement as CRH's share of equity funding for two development projects in northeastern China. In addition, the Group has commenced 3 capital projects which will involve a total expenditure of €84 million over three years.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:

"The 14 acquisition and investment transactions announced today fit very well into our strategy of focussing on value-adding investments in our existing markets. We are seeing a good flow of bolt-on opportunities across our businesses and we continue to monitor wider developments in our industry; however, we are maintaining a patient approach in progressing transactions in light of the challenging market backdrop. CRH is very well positioned to deliver a healthy transaction flow as trading visibility improves. Meanwhile, the disposal process for our Insulation and Climate Control businesses in Europe, which we announced earlier this year, is advancing well".

The development initiatives contained in this Update are as follows:

• Europe Materials  (€74 million): 4 acquisitions (€20 million), an equity investment (€19 million) and 2 capital projects (€35 million)

We acquired a cement import terminal in Wales and added to our readymixed concrete activities in the Netherlands. In Portugal, our Secil joint venture acquired a northern-based quarry business.  Our joint venture partner in India expanded its downstream activities with the acquisition of a readymixed concrete business.  In China, Yatai Cement, in which CRH has a 26% associate interest, has commenced two projects to expand its clinker and cement production capacity.

The two capital projects commenced during the period comprise the installation of an alternative fuel feeding system in our Polish cement operations, and the construction by our joint venture in India of a captive power plant adjacent to its cement plant.

• Americas Materials (€162 million / US$ 208 million): 9 acquisitions (US$ 142 million) and 1 capital project (US$ 66 million)

A total of nine bolt-on acquisitions were completed, adding permitted aggregates reserves of 243 million tonnes and geographically expanding a number of our existing businesses.

The Division commenced development of a 263 million tonne quarry in Georgia which will increase the scale of our aggregates operations in the southeast region.

Contact at Dublin +353 1 404 1000

Myles Lee             Chief Executive

Albert Manifold     Chief Operating Officer

Maeve Carton       Finance Director

Éimear O'Flynn     Head of Investor Relations

Rossa McCann      Head of Group Finance and Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland  TELEPHONE+353.1.4041000  FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

D E V E L O P M E N T   S T R A T E G Y   U P D A T E

Europe Materials: €74 million

The Europe Materials Division completed four acquisitions during the first half of 2010 at a total cost of €20 million.  These acquisitions will generate incremental annualised sales of €26 million.  CRH is also investing a further €19 million in Yatai Cement as CRH's share of the equity funding of two capacity expansion projects in northeastern China.  In addition, two capital projects, involving a total CRH commitment of €35 million, were commenced during the period.

Netherlands

In April, our Cementbouw business acquired 3 readymixed concrete plants and related fleet from Dekker. The addition of these assets strengthens Cementbouw's readymixed concrete presence in Rotterdam and expands its geographical footprint into the Utrecht and Tiel markets. In addition to yielding transport and other cost synergies, the transaction adds annualised incremental sales of €16 million.

Britain

The assets of Dan Morrissey Concrete UK, a cement import terminal facility situated in the port of Swansea, south Wales, were acquired in June. This transaction facilitates the export of cement from Irish Cement's Platin facility north of Dublin to the south Wales and southwest England markets generating annualised incremental sales of €7 million.

Portugal

The Alves Quarry, located close to the Porto and Amarante markets in the north of Portugal, was acquired in March by our Secil joint venture. With an estimated 20 million tonnes of reserves, the acquisition provides a strategic source of high quality material close to markets in which Secil aims to strengthen its presence.

Poland

Grupa Ozarow has commenced the installation of an alternative fuel feeding system and related works as part of its plan to increase usage of refuse-derived fuels at its cement plant in Ozarow. With a targeted commissioning date of Spring 2011, the investment will maximise alternative fuel usage and significantly reduce kiln fuel costs.

India

In January, My Home Industries, the cement joint venture in which CRH has a 50% share, acquired the readymixed concrete assets of My Home Constructions Private in Hyderabad. This transaction, which also involves the completion of an ongoing investment to greenfield a second readymixed concrete plant, represents an initial step in the vertical integration of the materials business in India, and adds annualised incremental sales of €3 million (CRH share).

In addition, My Home Industries has recently commenced the construction of a 60 MW captive power plant adjacent to its cement plant in Mellacheruvu in Andhra Pradesh.  Power supply in the region is unreliable and this coal-based thermal power plant, which is due to be completed in 2012, will provide security of supply and yield significant power cost savings.

China

Yatai Group Building Materials ('Yatai Cement'), in which CRH has a 26% associate interest, has commenced construction of a second clinker line at Acheng in Heilongjiang, expanding its existing operations in this region. In addition, Yatai Cement is establishing a presence in the high-growth Yanbian region of Jilin province, with the development of both clinker production and cement grinding facilities.  These two initiatives further extend Yatai Cement's ongoing capital programme and will see capacity for Yatai Cement exceed 25 million tonnes by year end 2012. CRH's share of the equity funding for these projects amounts to €19 million.

Americas Materials: €162 million (US$ 208 million)

Nine bolt-on acquisitions were completed by Americas Materials during the first half of 2010 at a combined cost of US$142 million (€112 million) adding incremental annualised sales of US$ 159 million. In addition, work commenced on the US$66 million (€50 million) development of a quarry in Georgia.

Northeast
A.L. Blades & Sons,  an integrated aggregates, asphalt and construction company based in Hornell, New York (approx. 220 miles northwest of New York City) was acquired in March. Generating incremental annualised sales of US$ 50 million, Blades comprises four asphalt plants, one stone quarry and eight sand and gravel quarries (total permitted reserves of 13 million tonnes). The acquisition represents a significant geographical expansion of the Northeast division's activities in southern New York state and facilitates development of the division's asphalt paving business in the region.

Central

The Central division completed three transactions in northeast Ohio during April and June. Combined annualised incremental sales from these acquisitions amount to US$ 71 million.

During April, assets were acquired from Lafarge North America in two separate transactions: the acquisition of selected assets including three rail yards, a sand and gravel quarry and a limestone quarry in Petersburg, Ohio and a substantial sand and gravel quarry in Navarre, Ohio located close to CRH's existing Shelly operations at Massillon. The two acquisitions, which bring combined permitted reserves totalling 102 million tonnes, secure a  strong, long-term reserve position for Shelly while also facilitating the achievement of cost savings in the enlarged aggregates operations.

In June we acquired Schwab, with operations in both northeast Ohio and southwest Florida.  The Ohio business comprises 13 readymixed concrete operations, three block plants and an aggregates distribution terminal. These provide an excellent entry point for the Group into the readymixed concrete market in northeast Ohio and are expected to generate materials supply and operating synergies with Shelly's existing aggregates operations in the region.  In Florida, the acquisition added seven readymixed concrete locations and a cement import terminal, consolidating and expanding our existing operations in the state.

Mid-Atlantic

Appalachian Paving and Aggregate (APA), acquired in June, is an asphalt and paving business located in southern West Virginia.  With incremental annual sales of US$ 7 million, APA extends our existing coverage in the region.

Southeast

The Southeast division has commenced the US$68 million development of its Camak Quarry, located 30 miles west of Augusta, Georgia and with total granite reserves of 263 million tonnes, which was acquired as part of the Conrad Yelvington transaction in 2007.  Development of this 3 million tonne per annum quarry is expected to be completed in 2012 and will bring scale to the division's aggregates operations in the region, leveraging our rail network to improve vertical integration and supply external granite markets in the southeast.

Southwest

The Southwest's APAC operations completed three acquisitions during the first half of 2010, one in each of Missouri, Texas and Kansas. Combined annualised sales from these acquisitions total US$17 million. In March, Lafarge's Sedalia Quarry was acquired.  Located in central Missouri and comprising 20 million tonnes of high-quality permitted reserves, Sedalia strengthens and secures supply to APAC's operations in the area.

In April, an asphalt plant and associated paving operations in Belton, Texas, were acquired from Austin Bridge and Road.  This asphalt paving and construction business is being integrated into our Austin-based Wheeler Companies business acquired in late 2009.  The assets of Shawnee Rock were acquired in June comprising three quarries located in the western and southwestern markets of the greater Kansas City area.  With total permitted reserves of 35 million tonnes, Shawnee provides an excellent fit with APAC's Kansas City operations through the provision of high-quality aggregates, facilitating synergies with existing APAC asphalt and construction operations.

Staker Parson

In June, Staker Parson acquired Binggeli, an aggregates and readymixed concrete business located in northern Utah.  Generating annualised sales of US$ 14 million, Binggeli operates three readymixed concrete plants and one quarry with permitted reserves of 73 million tonnes.  The acquisition strengthens and secures Staker Parson's aggregates supply in northern Utah and expands the geographic reach of its readymixed concrete operations in the region.

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SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date      7 July 2010

                                                                                                                                                    By:___/s/Maeve Carton___

M. Carton
                                                        Finance Director